

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **January 27, 2010**

Caterpillar Financial Services Corporation
(Exact name of Registrant as specified in its charter)

0-13295
(Commission File Number)

Delaware	37-1105865
(State or other jurisdiction of incorporation)	(IRS Employer Identification Number)

2120 West End Avenue
Nashville, Tennessee 37203-0001
(Address of principal executive offices, with zip code)

(615) 341-1000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.
Item 7.01. Regulation FD Disclosure.

On January 27, 2010, Caterpillar Financial Services Corporation issued a press release reporting financial results for the year and quarter ended December 31, 2009 (furnished hereunder as Exhibit 99.1).

The information contained in this Current Report shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be incorporated by reference into a filing under the Securities Act of 1933, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or that the materials include material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

Item 9.01. Financial Statements and Exhibits.

c) Exhibits:
      99.1   2009 Results Press Release dated January 27, 2010

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        Caterpillar Financial Services Corporation

        Date: January 27, 2010   By: */s/ Michael G. Sposato*
                                                         Michael G. Sposato
                                                         Secretary

Exhibit 99.1

January 27, 2010

Caterpillar contact:
Jim Dugan
Corporate Public Affairs
(309) 494-4100
Mobile (309) 360-7311
Dugan_Jm@cat.com

FOR IMMEDIATE RELEASE

Cat Financial Announces 2009 Year-End Results

Full Year 2009 vs. Full Year 2008

NASHVILLE, TN - Cat Financial reported revenues of $2.714 billion for 2009, a decrease of $344 million, or 11 percent, compared with 2008. Profit after tax was $259 million, a $126 million, or 33 percent, decrease from 2008.

The decrease in revenues was principally due to a $127 million impact from a reduction in earning assets (finance receivables and operating leases at constant interest rates), a $93 million impact from lower interest rates on new and existing finance receivables and a $77 million unfavorable impact from returned or repossessed equipment.

Profit before income taxes was down $198 million for the year, or 38 percent, compared with 2008. The decrease was principally due to a $77 million unfavorable impact from returned or repossessed equipment, a $60 million impact from net currency exchange gains and losses, a $51 million impact from decreased net yield on average earning assets, a $47 million impact from lower average earning assets, a $33 million increase in the provision for credit losses, the absence of a $12 million gain related to the sale of receivables in 2008 and a $10 million impact from employee separation charges. These decreases in pre-tax profit were partially offset by a $71 million favorable impact from mark-to-market adjustments on interest rate derivative contracts and a $60 million decrease in general, operating and administrative expense.

Provision for income taxes for the year decreased $75 million, or 63 percent, compared with 2008. The decrease was primarily attributable to lower pre-tax results and changes in the geographic mix of our pre-tax results.

New retail financing for the year was $7.62 billion, a decrease of $8.3 billion, or 52 percent, from 2008. The decrease occurred across all Cat Financial operating segments.

At December 31, 2009, past dues were 5.54 percent, which decreased from 5.79 percent at the end of the third quarter 2009. At December 31, 2008, past dues were 3.88 percent. During 2009, past dues increased across all Cat Financial operating segments. Write-offs, net of recoveries, were $253 million for the year ended December 31, 2009, compared to $121 million for the year ended December 31, 2008. The $132 million year-over-year increase was driven by adverse economic conditions primarily in North America and, to a lesser extent, in Europe. Full-year write-offs, net of recoveries, were 1.03 percent of the year-to-date average retail portfolio compared to 0.48 percent in the same period last year. The rate of write-offs in 2009 is higher than the most recent period of economic weakness in 2001 and 2002, which was 0.65 and 0.69 percent, respectively.

Cat Financial's allowance for credit losses totaled $377 million as of December 31, 2009, compared to $395 million as of December 31, 2008, which is 1.64 percent of net finance receivables as of December 31, 2009, compared with 1.44 percent as of December 31, 2008. The decrease of $18 million in allowance for credit losses resulted from a $64 million decrease due to a reduction in the overall net finance receivable portfolio, partially offset by a $46 million increase in the allowance rate.

Fourth Quarter 2009 vs. Fourth Quarter 2008

Cat Financial reported fourth-quarter revenues of $657 million, a decrease of $77 million, or 10 percent, compared with the fourth quarter of 2008. Fourth-quarter profit after tax was $43 million, a $30 million increase over the fourth quarter of 2008.

The decrease in revenues was principally due to a $58 million impact from a decrease in earning assets (finance receivables and operating leases at constant interest rates) and a $23 million impact from returned or repossessed equipment, partially offset by a $9 million favorable impact from higher interest rates on new and existing finance receivables.

Profit before income taxes was up $55 million compared with the fourth quarter of 2008. The improvement is primarily due to the absence of an unfavorable $63 million impact related to mark-to-market adjustments on interest rate derivative contracts and net currency exchange gains and losses in the fourth quarter of 2008. Additionally, there was a $31 million improvement in net yield on average earning assets. These increases in pre-tax profit were partially offset by a $23 million unfavorable impact from returned or repossessed equipment and a $21 million unfavorable impact from lower average earning assets.

Provision for income taxes increased $23 million, or 100 percent, compared with the fourth quarter of 2008. The increase was primarily attributable to improved pre-tax results and the absence, in the fourth quarter of 2009, of non-recurring U.S. income tax benefits related to certain of our non-U.S. entities.

New retail financing was $2.4 billion, a decrease of $999 million, or 29 percent from fourth quarter of 2008. The decrease occurred across all Cat Financial operating segments.

"While the global recession has presented numerous challenges, Cat Financial was profitable in every quarter of 2009," said Kent Adams, Cat Financial president and vice president of Caterpillar Inc. "Not only did we maintain access to global term debt and commercial paper markets throughout the year, we were able to renew and increase our revolving credit agreements with key banks. As a result, we continue to be well-positioned to support Caterpillar dealers and customers."

For over 25 years, Cat Financial, a wholly-owned subsidiary of Caterpillar Inc., has been providing a wide range of financing alternatives to customers and Caterpillar dealers for Caterpillar machinery and engines, Solar® gas turbines and other equipment and marine vessels. Cat Financial has offices and subsidiaries located throughout the Americas, Asia, Australia and Europe, with headquarters in Nashville, Tennessee.

STATISTICAL HIGHLIGHTS:

FOURTH QUARTER 2009 VS. FOURTH QUARTER 2008
(ENDING DECEMBER 31)
(Millions of dollars)

	2009	2008	CHANGE
Revenues	$ 657	$ 734	(10%)
Profit Before Tax	$ 47	$ (8)	688%
Profit After Tax	$ 43	$ 13	231%
New Retail Financing	$ 2,429	$ 3,428	(29%)
Total Assets	$30,648	$33,082	(7%)

FULL YEAR 2009 VS. FULL YEAR 2008
(ENDING DECEMBER 31)
(Millions of dollars)

	2009	2008	CHANGE
Revenues	$ 2,714	$ 3,058	(11%)
Profit Before Tax	$ 320	$ 518	(38%)
Profit After Tax	$ 259	$ 385	(33%)
New Retail Financing	$ 7,623	$15,879	(52%)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this earnings release may be considered "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may relate to future events or our future financial performance, which may involve known and unknown risks and uncertainties and other factors that may cause our actual results, levels of activity, performance or achievement to be materially different from those expressed or implied by any forward-looking statements. In this context, words such as "believes," "expects," "estimates," "anticipates," "will," "should" and similar words or phrases often identify forward-looking statements made on behalf of Cat Financial. These statements are only predictions. Actual events or results may differ materially due to factors that affect international businesses, including changes in economic conditions, laws and regulations and political stability, as well as factors specific to Cat Financial and the markets we serve, including the market's acceptance of the Company's products and services, the creditworthiness of customers, interest rate and currency rate fluctuations and estimated residual values of leased equipment. Those risk factors may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. We cannot predict these new risk factors, nor can we assess the impact, if any, of these new risk factors on our businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Moreover, we do not assume responsibility for the accuracy and completeness of those statements. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our annual report on Form 10-K for the fiscal year ended December 31, 2008, and similar sections in our quarterly reports on Form 10-Q that describe risks and factors that could cause results to differ materially from those projected in the forward-looking statements. We do not undertake to update our forward-looking statements.